Oilgear

Oilgear

annual report 2001

Oilgear

A leader in the fluid power industry, The Oilgear Company provides advanced technology in the design and production of unique fluid power components and electronic controls. The company serves customers in the primary metals, machine tool, automobile, petroleum, construction equipment, chemical, plastic, glass, lumber, rubber and food industries.



Net Sales
(Millions)


100
80
60
40
20
0
96 97 98 99 00 01

Net Earnings (Loss)
(Millions)


3.0
2.0
1.0
0
-1.0
-2.0
96 97 98 99 00 01

Orders
(Millions)


100
80
60
40
20
0
96 97 98 99 00 01

Backlog
(Millions)


25
20
15
10
5
0
96 97 98 99 00 01

Financial Highlights

Operations	2001	2000	% Change
Net sales	$82,619,000	92,318,000	-10.5%
Net earnings (loss)	(1,704,000)	774,000	-320.2%
Diluted earnings (loss) per share	(0.88)	0.39	-325.6%
Dividends per share	0.14	0.28	-50.0%
Orders	81,877,000	94,661,000	-13.5%
Backlog	20,445,000	21,187,000	-3.5%

Capitalization			
Interest bearing debt	$24,694,000	23,331,000	5.8%
Shareholders' equity	17,581,000	31,387,000	-44.0%
Total assets	71,932,000	84,832,000	-15.2%
Book value per share	9.05	15.88	-43.0%
December 31st stock price	8.50	9.69	-12.3%



Dear Fellow Shareholder:

2001 was a challenging year for Oilgear and for the entire fluid power industry and we are glad it is over. Our disappointing results were primarily due to the effects of the depressed state of the world fluid power market and the downturn in the global economy.

Excluding restructuring charges for closing a facility, early retirement benefits and severance of $973,000 or $0.50 per share, Oilgear recorded a net loss of $731,000 or $0.37 per diluted share for 2001, compared to net earnings of $774,000 or $0.39 per diluted share in 2000. Including the restructuring charges, the net loss was $1.7 million or $0.88 per share. Net sales for 2001 were $82.6 million, compared to $92.3 million in the prior year.

Economy, Industry Both Down

As mentioned earlier, our 2001 results were the direct result of both a recession in the fluid power industry and a global downturn in the economy. The impact of the manufacturing recession on the fluid power industry is best reflected in the reports published by the National Fluid Power Association, the leading trade group in our industry. U.S. hydraulics shipments declined 16.5 percent in 2001 compared to the prior year. This decline actually began in the second quarter of 2000. Piston pumps, a major component for Oilgear, suffered an even greater decline. Piston pump shipments were off 30% in 2001 and all pumps were off 25%. European trade groups report a decline of 11.7 percent in shipments in 2001 from the prior year. This decline is exacerbated by the further decline of the Euro in 2001. The average value of the Euro declined 3% in 2001. This is the third consecutive year of decline which now totals 26% since the inception of the Euro. The extremely strong dollar is definitely hurting U.S. manufacturers in fluid power and most industries. Worldwide, shipments of fluid power products are estimated to have declined fifteen percent from the prior year.

In terms of our revenues, while our shipments were down, we believe that they were ahead of industry averages and that we are not losing market share. Orders for 2001 totaled $81.9 million, compared to orders of $94.7 million in 2000. The backlog was $20.4 million at December 31, 2001, compared to a backlog of $21.2 million at the end of 2000.

Aggressively Reduced Costs

During 2001 we took significant steps to adjust our cost structure to the realities of the fluid power market. Our success in cost cutting was reflected in our fourth quarter results. Excluding special charges, fourth quarter results were a slight profit, an improvement over last year's fourth quarter loss in spite of a 16.7% reduction in sales. While we are very disappointed in our 2001 results, we feel that we have laid the groundwork for a much more efficient and effective operation as the market and the economy recover.

While acting aggressively to reduce employment and operating costs, we incurred special costs totaling $973,000. The special charges, including severance costs related to workforce reductions at our plants in Milwaukee and Leeds, England, the closing of our assembly facility in Novi, Michigan, and expenses for early retirement programs reflect several actions aimed at reducing costs. During 2001 we reduced our total worldwide workforce by nearly 15% through a combination of early retirements and layoffs and we also reduced the hours of remaining employees. The largest reduction was in our U.S. workforce, which was reduced by nearly 22%.

Our cost reduction efforts were very effective and significantly reduced our fixed costs, putting us in a much better position to compete more effectively and increase profitability as the economy recovers and the fluid power industry rebounds.

Enhanced productivity

While working to reduce costs, we also continued our drive for improved productivity. We installed the fourth Cincron machine at our Fremont, Nebraska, plant. This highly productive equipment is operating on a seven day a week, 24-hour per day basis and is reducing the cost of our leading products. In addition, during 2001, the Fremont facility achieved ISO 9000 status, reduced scrap and rework, reduced lead times and late shipments and increased output per man-hour.

At our Leeds, England plant we implemented new computer-aided manufacturing and design systems, a finite capacity planning process, and solid modeling. These systems, which interface well with our major customers, contributed to our receiving $2 million in orders in the past three months and offer good potential for the future.

In Milwaukee we installed an on-line drawing management system, upgraded our manufacturing engineering software, reduced scrap and rework, improved lead times, and increased shipments per hour worked. Our key product engineering and manufacturing review teams made significant design and process improvements that continue to reduce the costs of key components.

In total, on a corporate basis, in spite of reduced shipments, output per employee increased by 3.2% over 2000.



Members of the Fremont, NE team shown in the CINCRON Manufacturing Cell.
Pictured foreground: David Zuege.
Pictured left to right: Mark Matenaer, Roger Gibson, Tony Goff, Sid Ellis.

Advanced Technology Continues to be an Advantage

While our geographic diversity continues to be an advantage to us, our superior technology played a leading role in keeping our shipments ahead of industry averages during 2001. Our acknowledged ability to marry hydraulics and electrical/electronic controls helps keep us in the running for the more sophisticated electrohydraulic projects that command premiums in the marketplace. During the past year, these projects included a very advanced safety test station for Daimler Chrysler, a fluid cell press for aircraft parts for Boeing and the controls for delicate instruments aboard NASA's airborne space observatory.

Our long-term success in serving the forging industry continues to help us land jobs like the hydraulics, electronics and controls for a 5000-ton open die forge in Korea. And our sophisticated engineering abilities made us the perfect provider of the electronics and hydraulics that control the precision movements of the sunscreen at the Milwaukee Art Museum's new exhibition wing.

Although a few of these projects experienced cost overruns attributable to the development of new processes and technology, the expertise gained should bring rewards in the future.

The Oilgear brand of hydraulic piston pumps continues to be considered the "leading technology" in the marketplace because of its recognized superior performance. From our traditionally strong base in the industrial pump market, we successfully expanded into the mobile market. This has broadened our customer base. Today, we are the pump provider of choice for many of the world's leading suppliers of industrial equipment as well as mobile equipment which includes products such as front-end loaders and back-hoes.

Our aftermarket service continues to enhance sales of pumps and other products. We are benefiting from a global trend to outsource service work and our service technicians are doing more and more service and maintenance work. They are well known for their ability to diagnose both electronic and hydraulic problems on-site or via telecommunication.

Continuing Product Development Efforts

During 2001, even as we worked diligently to scrutinize every area to cut costs, we moved ahead in our product development efforts. These efforts are focussed on the value engineering of existing products and the development of our newest pump line, the PVM. Our customers are relentless in their drive for lower and lower costs. This puts severe pressure on margins and requires that we continuously improve our existing products to reduce cost or enhance performance. Development of the PVM line of piston pumps, went forward with the release of an additional size of pump in the line. We continue to feel that our PVM line is the best value on the market today. In head-to-head tests against competitive products, the PVM performs well in areas of performance, endurance, efficiency and noise levels. The PVM retains the best elements of our proven Oilgear design, while at the same time, it can be produced in a manner that makes it a product that is very competitive in the marketplace. We are working together, Milwaukee and Leeds, to continue our development work in water hydraulics. We have done performance tests with numerous special purpose fluids and generally our products hold up very well, a fact that was confirmed by tests on biodegradable fluids done at a major midwestern university. These efforts are leading to products that have improved fire safety and better environmental characteristics for the future.

On the international front, we formed a wholly owned company in Japan during 2001 to operate in that market. This company replaces a joint-venture licensing arrangement in Japan, which had been unable to cope with Japan's recession. We feel that having a wholly owned company will have a number of advantages, the most important of which will be direct contact with customers.

Board Activity

During the year, Gerhard W. Bahner, our vice president of engineering, retired from the board of directors. The board elected Robert D. Drake, our vice president - international operations, to fill Gary Bahner's remaining term. We thank Gary for his many years of devoted service to the board and we are sorry to lose his valuable counsel at our meetings. At the same time, we are pleased to have someone of Bob Drake's caliber and knowledge of Oilgear's business join our board.

At its September meeting, the board voted to suspend the quarterly dividend. When we see solid evidence of a recovery in the fluid power industry and our markets, and when our financial results warrant it, consideration will be given to reinstating the dividend. We know that the dividend is important to many shareholders and we will continue to monitor the situation carefully.

Recent events in corporate America have prompted questions involving accounting principles and practices of companies across our land. At Oilgear, we are confident that our financial statements present fairly Oilgear's results. The audit committee of our board is comprised completely of outside directors. Mssrs. Schroeder, Sipek and Schmit meet twice a year with our auditors, KPMG and they are free to contact them directly at any time. KPMG does virtually no consulting work for Oilgear and is focussed on the audit function.

Outlook

During early 2002, we began to see some increased order activity, particularly in Europe, which gives us hope that perhaps we have seen the worst of the current manufacturing recession. We feel confident that our superior level of technology and our lean and mean cost structure will serve us well as the economy recovers and the fluid power industry rebounds.

In summary, we appreciate the continued support of our shareholders, employees, suppliers and customers as we look forward to better times for us all.

Sincerely,

David A Zuege

David A Zuege
President and Chief Executive Officer

Integrating Hydraulics and Electronics is the Driving Force Behind Oilgear's Success

Over the years, Oilgear has pioneered a number of world-class technologies that have made it a leader in its businesses. None is more prominent than Oilgear's unique ability to integrate hydraulics and electrical/electronic controls to provide precise force and motion control for mobile, marine and industrial equipment and machinery.

Oilgear's commitment as a strategic partner is to meet or exceed customer performance specifications—fast and cost effectively. That commitment has built a sterling reputation throughout the world for Oilgear and has enabled Oilgear engineers to land contracts for some of the most sophisticated and challenging projects in the business. That ability helps keep business coming in the doors even in the toughest of times.

Oilgear engineers and technicians around the world work hand-in-hand with customers to deliver superior results. And those results are evident in projects that have been completed during the past year.

For example, Oilgear engineers in Germany provided the hydraulics and electronic controls for the system that precisely aims NASA's and the NASA/German Aerospace Center's Sofia infrared airborne observatory. Sofia will study the universe in the infrared spectrum and will be the largest airborne observatory in the world. Sofia will make observations that are impossible for even the largest and highest ground-based telescopes.

Oilgear engineers in Germany also designed the test stand, powerpack and control system software for a unique device for testing seat mountings and seat belts during crash simulations for Daimler Chrysler. The first-of-its-kind system tests safety equipment performance during emergency braking and under accident conditions. With this system, Daimler Chrysler engineers are helping increase auto safety and saving lives.



Pictured above is a 5,000-ton open die forge, owned by the Taewoong Steel Company, working a new forging.


NASA
DLR

Pictured above is an artist conception of the new Sofia airborne observatory that will be operated by NASA and the German Aerospace Center.



Pictured above is a new Daimler Chrysler test cell designed to test safety equipment in automobiles.

Pictured at right is a Fluid Cell Press used by the Boeing Company to manufacture aircraft structural components.



Oilgear

Global Reputation, Technical Prowess Pave Way in New Markets

Halfway around the world, Oilgear engineers in Korea designed the hydraulics, electronics and controls for a 5,000-ton open die forge. The system enables Taewoong Steel Company to shape forgings at extremely high temperatures into high-strength, long-lasting components for a wide variety of applications. Oilgear engineers were also responsible for the installation and start-up of the forging unit.

Oilgear engineers in Milwaukee, Wisconsin, in conjunction with their European counterparts specified and manufactured sophisticated high pressure pumps and valves to enable a fluid cell press to economically form aircraft metal components for Boeing. The Oilgear equipment facilitates the pumping of hydraulic fluid at high pressures into a fluid cell to form aircraft structural components. This process produces an extremely cost effective, high quality component and is gaining in popularity.

In the world of fine art, Oilgear's technology debuted at the opening of the Milwaukee Art Museum's new exhibition wing featuring a spectacular glass-enclosed parabolic-shaped reception hall. Oilgear designed the electronic controls and hydraulics that power and guide a series of louvers that control both light and heat in the glass gallery, depending on the angle of the sun. The sunscreen serves both as a functional part of the structure and as a dramatic sculptural element of the building.

These are just a few examples of the projects completed during 2001 that illustrate the level of technical leadership and innovation that differentiates Oilgear from its competitors around the world. These competencies provide the promise of future growth and expansion, particularly as the fluid power industry rebounds and the world economy recovers.



Pictured above is the new addition to the Milwaukee Art Museum's exhibition wing featuring a glass-enclosed parabolic shaped reception hall.

Management's Discussion

Discussion of Results of Operations

Shipments, Orders & Backlog	2001	2000	1999
Net orders	**$81,877,000**	$94,661,000	87,339,000
Percentage increase (decrease)	**(13.5%)**	8.4%	
Net sales (shipments)	**$82,619,000**	$92,318,000	$90,709,000
Percentage increase (decrease)	**(10.5%)**	1.8%	
Backlog at December 31	**$20,445,000**	$21,187,000	$18,444,000
Percentage increase (decrease)	**(3.5%)**	12.4%	

A 13.5% decrease in net orders in 2001 led to a 10.5% decrease in net sales; $82.6 million of net sales in 2001 when compared to the $92.3 million of net sales in 2000. The Company uses the percentage-of-completion method of accounting to recognize net sales from its engineered construction contracts. A large order of this type, approximately $3,500,000, was taken in December 2000. Most of the revenue for this order was recognized in 2001, causing net sales from contracts using the percentage-of-completion method of accounting to increase by 11.3% in 2001 when compared to 2000. Net sales of product for which the Company does not use the percentage-of-completion method of accounting decreased by 16.3% in 2001 from 2000. The soft demand in the world economy for fluid power products in 2001 had a negative effect on the performance of all three of the Company's geographic segments. The Domestic, European and International segments; net sales decreased by 10.3%, 10.4% and 11.5%, respectively in 2001. The strong dollar caused some of the decrease in the European and International segments. The percent change in the average of the foreign currency exchange rates used to convert the European and International segments to US dollars was approximately a negative 7% and a negative 4%, respectively. The strong US dollar continues to negatively impact sales to the foreign markets.

Net sales of $92.3 million for 2000 were 1.8% higher than the $90.7 million for 1999. Several large orders for the United States aerospace industry significantly contributed to the approximate 6.9% increase in the Domestic segment net sales in 2000. The soft demand in the United States economy for fluid power products in the second half of 2000, however, had a negative affect on the Domestic segment's performance in 2000. Increased orders from the heavy equipment industry in Mexico and Korea significantly contributed to the 25.2% increase in the International segment's net sales despite most of the international local currencies weakening against the US dollar in 2000. The European segment's net sales decreased by 15.8%. Most of the decrease came from the difference in the average exchange rate used in 2000 compared to the average exchange rate used in 1999 to convert the Euro and the British Pound to US dollars. These weaker European currencies have negatively impacted sales in the European markets.

Gross profit	2001	2000	1999
Gross profit	**$18,860,000**	$23,743,000	23,328,000
Gross profit margin	**22.8%**	25.7%	25.7%
Percentage increase (decrease)	**(11.3%)**	**-%**	

Gross profit margin has decreased to 22.8% in 2001 compared to 25.7% in 2000 and 1999. The margin is down in 2001 primarily for five reasons. First, the strong US dollar increases pricing pressure when selling products made in the United States to foreign markets when we are competing with foreign producers. Second, the recession in the fluid power industry increases competitive pressures because firms are competing for a smaller amount of potential orders. Third, we have added costs related to the learning curve on new products and applications for those products which cut into the margin. Fourth, the close to $647,000 of special costs in 2001 decreased the margin by approximately .8%. Fifth, lower utilization of production facilities created inefficiencies and unfavorable utilization variances.

Selling, General and Administrative Expenses	2001	2000	1999
Research and development	**$2,100,000**	2,100,000	2,100,000
Special Operating Expenses	**$326,000**	—	—
Selling, general and administrative less research and development	**$16,368,000**	18,965,000	17,921,000
Percentage increase (decrease)	**(15.4%)**	5.8%	
Percent of net sales	**19.4%**	20.5%	19.8%

Selling, general and administrative expenses, less research and development and special operating expenses, decreased by 15.4% in 2001 compared to 2000. During 2001 we aggressively reduced expenses including reducing our workforce by approximately 15% through a combination of early retirements and layoffs. We also reduced the hours and salaries for the remaining employees.

Included in these expenses are startup expenses and a net loss of approximately $500,000 from a joint venture. We are using the joint venture to increase sales of our products in the oil and gas industry. We do not have a controlling interest in this company and in 2001 expensed our share of the net loss which included all operational start-up costs.

Selling, general and administrative expenses, less research and development, increased by 5.8% in 2000 compared to 1999. Increased selling expenses resulting from an increased emphasis on customer service and an increase in bad debts primarily due to a UK customer going into receivership were the major reasons for the increase. We took an approximate $660,000 loss for this UK customer's bad debt.

The Company's research and development expense remained at approximately the same level for 2001, 2000 and 1999. The Company continues its commitment to the design and manufacture of new and more efficient hydraulic products. This commitment produces new customers and new applications for the Company's products.

Interest expense increased by approximately $86,000 in 2001 because of the increase in interest bearing debt. The increased expense was partially offset by a decrease in interest rates. The weighted daily average of net borrowings decreased in 2000 causing interest expense to decrease by $113,000 compared to 1999.

Income tax effective rates were 20.0%, 32.0% and 19.9% in 2001, 2000 and 1999, respectively. Changes in the valuation allowance was the principal reason for the fluctuation in effective tax rates. See "Note 8 - Income Taxes" in the Notes to the Consolidated Financial Statements in Item 8 of this report for a reconciliation of the rates.

Net loss of $1,704,000 for 2001 was the result of lower margins caused by the global weak demand for fluid power products, approximately $973,000 (pre-tax) of special charges and approximately $500,000 (pre-tax) of startup charges for a joint venture to increase sales in the oil and gas industry.

Net earnings decreased in 2000 compared to 1999 by approximately $554,000 primarily due to an approximate increase of $664,000 in the allowance for doubtful receivables as a result of a customer in the UK that went into receivership, as discussed previously.

Outlook During the first two months of 2002 we have seen some increase in order activity, particularly in Europe. Although we can't predict at this time that the recovery has begun, we hope that we have seen the worst of the current manufacturing recession. The strong U.S. dollar has continued into the first two months of 2002 which will continue to have a negative affect on net sales and gross margins in the European and

International segments. However, our leaner cost structure should make us more competitive as the economy recovers and the fluid power industry rebounds. If there is increased demand in the world for capital equipment projects that require fluid power technology, then the Company is ready to supply a superior level of technology required to meet those demands.

Inflation and Changing Prices

Oilgear uses the LIFO method of accounting for 74% of its inventories and has reserves for obsolete and slow moving inventory. Assets in the United States and Western Europe account for approximately 91% of the total assets of the Company. These assets are in operation and have been maintained through the years. Management believes that inflation has not significantly distorted the net earnings (loss) reported for the Company. However, because of inflation and the extent to which these assets have been depreciated, management believes that the book value of the Company, stated in historical dollars at $9.05 per share, significantly understates the current and replacement value of the Company's assets.

Discussion of Financial Position

The Consolidated Balance Sheets present the Company's financial position at year end compared with the previous year end. This financial presentation provides information to assist in assessing factors such as the Company's liquidity and financial resources.

Working Capital	2001	2000
Current assets	**$48,095,000**	$52,110,000
Current liabilities	**21,170,000**	19,248,000
Working capital	**26,925,000**	32,862,000
Current ratio	**2.27**	2.71

Working capital decreased by approximately $5,937,000 in 2001 because current assets decreased by approximately $4,015,00 in 2001 and current liabilities increased by approximately $1,922,000 in 2001. The most significant change in current assets in 2001 came from the decrease in costs and estimated earnings in excess of billings on uncompleted contracts ($2,116,000) at December 31, 2001 when compared to 2000. The contracts still open at December 31, 2001 had more favorable billing terms than the open contracts at December 31, 2000. A decrease in trade accounts receivable of approximately $1,591,000 resulted from the decrease in net sales and an improvement in the receivable collections in the Europe segment. An amount owed the Company for the sale of a capital asset was included in other current assets in 2000 and was collected in 2001 causing other current assets to decrease by approximately $255,000 in 2001. The increases in current liabilities came from an approximate $4,850,000 increase in short-term borrowings at December 31, 2001 to fund current operations and the approximate $1,341,000 increase in billing in excess of costs and estimated earnings on uncompleted contracts at December 31, 2001. These increases were partially offset by decreases to current installments of long-term debt of approximately $560,000 and accrued compensation and employee benefits of approximately $742,000. Accrued compensation and employee benefits decreased because the Company reduced the size of its workforce and the compensation to its remaining employees in addition to not accruing any bonuses in 2001. Also contributing to the offset and caused by the decrease in net sales were decreases in the following: accounts payable by approximately $2,350,000; customer deposits by approximately $293,000; and other accrued expenses by approximately $324,000.

Capitalization	2001	2000
Interest bearing debt	**$24,694,000**	$23,331,000
Shareholders' equity	**17,581,000**	31,387,000
Debt and equity	**42,275,000**	54,718,000
Ratio	**58.4%**	42.6%

In 2001, the weakness in the financial equity markets caused a net investment loss of approximately $2,400,000 in Oilgear's defined benefit pension plans. The reduced long-term interest rates in 2001 increased the present value of the future pension benefit obligations by approximately $2,000,000. Under Generally Accepted Accounting Principles, the combination of these events eliminated Oilgear's prepaid pension asset. This reduced "other assets" by approximately $7,500,000 and increased "unfunded employee benefit costs" by approximately $3,000,000, resulting in a decrease in Shareholders' equity of approximately $10,500,000. See Note 9 to the Consolidated Financial Statements for an explanation of the pension assets, liabilities and expense.

Other reasons for the change in Shareholders' equity were the effect of currency rate changes during 2001 causing a $975,000 decrease in shareholders' equity and the net loss in 2001 of approximately $1,704,000.

Quarterly Financial Information (Unaudited)

2001	First	Second	Third	Fourth
Net sales	$ 21,541,000	21,709,000	20,188,000	19,181,000
Net earnings (loss)	187,000	141,000	(1,834,000)	(198,000)
Basic earnings (loss) per share of common stock	0.10	0.07	(0.94)	(0.10)
Diluted earnings (loss) per share of common stock	0.10	0.07	(0.94)	(0.10)
Dividends per share of common stock	0.07	0.07	–	–
Stock price low*	7.50	5.87	7.00	6.10
Stock price high*	10.50	9.02	9.20	8.61

2000	First	Second	Third	Fourth
Net sales	$ 24,465,000	22,097,000	22,717,000	23,039,000
Net earnings (loss)	539,000	288,000	310,000	(363,000)
Basic earnings (loss) per share of common stock	0.27	0.15	0.16	(0.18)
Diluted earnings (loss) per share of common stock	0.27	0.15	0.16	(0.18)
Dividends per share of common stock	0.07	0.07	0.07	0.07
Stock price low*	6.69	6.75	8.00	6.75
Stock price high*	10.00	11.50	11.50	10.13

*High and low sales prices on the Nasdaq Stock Market.

The Company's common stock is traded on the Nasdaq Stock Market, under the symbol "OLGR".

Oilgear believes it is desirable for its employees to have an ownership interest in the Company. Several programs that are described in Note 9 to the Consolidated Financial Statements support this concept.

The Company did not sell common stock in 2001 and 2000. In 1999, the Company sold 28,245 shares of common stock at a total value of $299,000 to employee and director benefit plans. In December 2000 the Company announced a stock buy back program for a total of 100,000 shares of common stock during the next three years. The Company bought 44,507 and 22,982 shares in 2001 and 2000, respectively.

Financial Condition and Liquidity

In 2001, the Company amended its bank loan agreement to increase its long-term revolving loan agreement and its short-term credit line. The long-term revolving loan agreement was increased from $14,000,000 to $15,500,000. The Company used this facility to pay off 1,000,000 Pounds Sterling ($1,506,800) borrowed from the same bank. At December 31, 2001, the long-term revolving loan agreement had approximately $1,662,000 of unused borrowings. The long-term revolving loan agreement expires on April 30, 2004. The short-term line was increased from $2,000,000 to $6,000,000 and has $1,000,000 of unused borrowings at December 31, 2001. The short-term line expires on April 30, 2002 and we are working with the bank to extend the line for another year. The interest rate on the first $6,000,000 of these borrowings is fixed at 6.4%. The interest rate used on the remaining amount borrowed on the line and revolver is a variable rate based on LIBOR plus 235 additional basis points at present. The interest rate at December 31, 2001 was 4.5%. The additional basis points range from 125 to 300 and the amount is determined by the funded debt to EBITDA ratio. These loans are secured by substantially all of the Company's U.S. assets. The loan agreement contains various covenants that adjust over the term of the agreement. At December 31, 2001, the covenants were as follows: minimum consolidated tangible net worth (defined as consolidated tangible assets minus consolidated liabilities minus adjustments from foreign currency translation, minus network value at certain intangibles and adjustments from minimum pension liability) is equal or greater than $27,000,000; capital expenditures (defined as accumulated depreciation and amortization) is equal to or less than $3,701,000; the ratio of funded debt (generally interest bearing debt) to EBITDA ratio of not greater than 5.25:1.00; consolidated debt (total liabilities on balance sheet) to worth (adjusted consolidated tangible net worth) ratio is not greater than 2.0:1.0; consolidated debt service coverage ratio (defined as (a) the current quarter net income or loss times four plus (interest expense plus deferred income taxes plus depreciation plus amortization of other non-cash expenses) for the year over (b) (principal payments, interest expense, dividends, repurchase of capital stock of the Company) is 1.05:1.00. As of December 31, 2001, the Company was in compliance with all covenants.

At December 31, 2001, the Company had approximately $3,000,000 of unused borrowings under short-term and long-term credit facilities. Interest bearing debt increased by 5.8% ($1,363,000). The cash was used to fund the operating activities and additions to property, plant and equipment. Total debt increased by approximately $1,363,000 in 2001.

Cash provided by operating activities was $1,179,000 in 2001 compared to using $1,027,000 of cash by operating activities in 2000. The main reason for the turn around came from the decrease in the amount of contracts on the percentage-of-completion method of accounting and the increase in the net sales invoiced under those contracts compared to the contracts status at the end of 2001. The aggregate change resulting from these contracts provided $3,442,000 of cash flow in 2001 compared to using $2,381,000 of cash in 2000.

Net property, plant and equipment was $22,701,000 at December 31, 2001 compared to $24,836,000 at December 31, 2000. Capital expenditures in 2001 were $1,771,000 compared to depreciation and amortization of $3,701,000. Capital expenditures in 2000 were $2,539,000 compared to depreciation and amortization of $3,909,000. The Company entered into operating lease agreements for approximately $1,800,000 and $1,750,000 in 2001 and 2000, respectively, primarily for capital equipment most of which were machines and tools for the Fremont and Milwaukee manufacturing facilities.

The Company did not declare or pay a dividend in the third or fourth quarters of 2001. The Company paid dividends of $.07 per share in the first and second quarters of 2001 and in each quarter of 2000.

The Company believes its cash on hand, cash flows from operations and available borrowings under short-term and long-term bank credit facilities will continue to be sufficient to meet its operating needs.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results could differ from those amounts.

Critical accounting policies are those that are important to the portrayal of the Company's financial condition and results, and which require management to make difficult, subjective and/or complex judgments. Critical accounting policies cover accounting matters that are inherently uncertain because the future resolution of such matters is unknown. The Company believes that critical accounting policies include accounting for percentage-of-completion, accounting for allowances for doubtful accounts and accounting for inventory reserves.

Contracts using percentage-of-completion must have estimates of costs to complete each contract. Revenue earned is recorded based on accumulated incurred costs to total estimated costs to perform each contract. Management reviews these estimated costs on a monthly basis and revises costs and income recognized when changes in estimates occur.

Management is required to make judgments, based on historical experience and future expectations, as to the collectibility of accounts receivable. The allowance for doubtful accounts represent allowances for customer trade accounts receivable that are estimated to be partially or entirely uncollectible. These allowances are used to reduce gross trade receivables to their net realizable value. The Company records these allowances based on estimates related to the following factors: i) customer specific allowances: ii) amounts based upon an aging schedule and iii) an estimated amount, based on the Company's historical experience, for issues not yet identified. Inventories are stated at the lower of cost or market value and are categorized as raw materials, work-in-progress or finished goods. Inventory reserves are recorded for damaged, obsolete, excess and slow-moving inventory. Management uses estimates to record these reserves. Slow-moving inventory is reviewed by category and may be partially or fully reserved for depending on the type of product and the length of time the product has been included in inventory.

Cautionary Factors

The discussions in this section and elsewhere contain various forward-looking statements concerning the Company's prospects that are based on the current expectations and beliefs of management. Forward-looking statements may also be made by the Company from time to time in other reports and documents as well as oral presentations. When used in written documents or oral statements, the words "anticipate", "believe", "estimate", "expect", "objective", and similar expressions are intended to identify forward-looking statements. The statements contained herein and such future statements involve or may involve certain assumptions, risks and uncertainties, many of which are beyond the Company's control, that could cause the Company's actual results and performance to differ materially from what is expected. In addition to the assumptions and other factors referenced specifically in connection with such statements, the following factors could impact the business and financial prospects of the Company:

- Factors affecting the Company's international operations, including relevant foreign currency exchange rates, which can affect the cost to produce the Company's products or the ability to sell the Company's products in foreign markets, and the value in United States dollars of sales made in foreign currencies. Other factors include foreign trade, monetary and fiscal policies; laws, regulations and other activities of foreign governments, agencies and similar organizations; and risks associated with having major facilities located in countries which have historically been less stable than the United States in several respects, including fiscal and political stability.
- Factors affecting the Company's ability to hire and retain competent employees, including unionization of the Company's non-union employees and changes in relationships with the Company's unionized employees.
- The risk of strikes or other labor disputes at those locations that are unionized which could affect the Company's operations.
- Factors affecting the economy generally, including the financial and business conditions of the Company's customers, the demand for customers' products and services that utilize the Company products and national and international events such as those of September 11, 2001 and other threats or acts of terrorism.
- Factors affecting the fair market value of the Company's common stock or other factors that would negatively impact the funding of or the value of securities held by the employee benefit plans.
- Factors affecting the Company's financial performance or condition, including, restrictions or conditions imposed by its lenders, tax legislation, unanticipated restrictions on the Company's ability to transfer funds from its subsidiaries and changes in applicable accounting principles or environmental laws and regulations.
- The cost and other effects of claims involving the Company's products and other legal and administrative proceedings, including the expense of investigating, litigating and settling any claims.
- Factors affecting the Company's ability to produce products on a competitive basis, including the availability of raw materials at reasonable prices.
- Unanticipated technological developments that result in competitive disadvantage and create the potential for impairment of existing assets.
- Factors set forth from time to time in reports filed with the SEC.

The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Market Risk Management

The Company is exposed to market risk stemming from changes in foreign exchange rates and interest rates. Changes in these factors could cause fluctuations in earnings and cash flows. The Company has significant foreign operations, for which the functional currencies are denominated primarily in the Euro and British pound sterling. As the values of the currencies of the foreign countries in which the Company has operations increase or decrease relative to the U.S. dollar, the sales, expenses, profits, assets and liabilities of the Company's foreign operations, as reported in the Company's Consolidated Financial Statements, increase or decrease accordingly. If foreign exchange rates would have been collectively 10% weaker against the U.S. dollar in 2001, the net loss would have increased by approximately $400,000.

The Company's debt structure and interest rate risk are managed through the use of fixed and floating rate debt. The Company's primary exposure is to United States interest rates (see notes 4 and 5 to the Consolidated Financial Statements). A 100 basis point movement in interest rates on floating rate debt outstanding at December 31, 2001 would result in a change in earnings before income taxes of approximately $210,000.

The Company occasionally uses forward contracts to reduce fluctuations in foreign currency cash flows related to third party material purchases, intercompany product shipments and intercompany loans. At December 31, 2001, we had one forward exchange contract for 500,000 Euros against the British pound sterling at a rate of 1.5945 for delivery in October 2002. The exchange rate at December 31, 2001 for the Euro against the British pound sterling was 1.6332 which would have resulted in an approximate loss of $10,800 if the contract would have been executed on that day.

5 Year Summary

Operations	2001	2000	1999	1998	1997
Net sales	$ 82,619,000	$ 92,318,000	$ 90,709,000	$ 96,455,000	$ 90,904,000
Net earnings (loss)	(1,704,000)	774,000	1,328,000	575,000	2,677,000
Basic earnings (loss) per share	(0.88)	0.39	0.67	0.30	1.41
Diluted earnings (loss) per share	(0.88)	0.39	0.67	0.29	1.40
Dividends per share	0.14	0.28	0.28	0.28	0.27
Capitalization					
Interest bearing debt	$ 24,694,000	$ 23,331,000	$ 20,719,000	$ 26,700,000	$ 26,358,000
Shareholders' equity	17,581,000	31,387,000	33,078,000	32,847,000	31,828,000
Total assets	71,932,000	84,832,000	81,365,000	90,583,000	89,197,000
Book value per share	9.05	15.88	16.62	16.74	16.52
December 31st stock price*	8.50	9.69	6.88	11.00	15.67

*The last sale price for the year in the Nasdaq Stock Market.

Consolidated Statements Of Operations & Shareholders' Equity

The Oilgear Company and Subsidiaries, Years ended December 31, 2001, 2000 and 1999

Operations	2001	2000	1999
Net sales (note 2)	$ 82,619,055	92,318,330	90,709,332
Cost of sales (note 3)	63,111,377	68,575,411	67,380,893
Special Costs	647,463	–	–
Gross profit	18,860,215	23,742,919	23,328,439
Selling, general and administrative expenses	18,468,135	21,065,209	20,021,267
Special operating expenses	325,955	–	–
Operating income	66,125	2,677,710	3,307,172
Interest expense	1,665,798	1,580,043	1,693,455
Other non-operating income, net (note 7)	214,698	198,716	249,895
Earnings (loss) before income taxes and minority interest	(1,384,975)	1,296,383	1,863,612
Income tax expense (note 8)	276,637	416,000	370,000
Minority interest	42,199	106,284	165,544
Net earnings (loss)	$ (1,703,811)	$ 774,099	1,328,068
Basic weighted average outstanding shares	1,946,599	1,981,236	1,983,456
Diluted weighted average outstanding shares	1,946,599	1,986,330	1,983,736
Basic earnings (loss) per share of common stock	$ (0.88)	0.39	0.67
Diluted earnings (loss) per share of common stock	$ (0.88)	0.39	0.67
Shareholders' Equity			
Common stock (note 9):			
Balance at beginning of year	$ 1,990,783	1,990,783	1,962,538
Sales to employee and director benefit plans (28,245 in 1999)	–	–	28,245
Balance at end of year	1,990,783	1,990,783	1,990,783
Capital in excess of par value (note 9):			
Balance at beginning of year	9,497,906	9,497,906	9,227,013
Sales to employee and director benefit plans	–	–	270,893
Balance at end of year	9,497,906	9,497,906	9,497,906
Retained earnings (note 9):			
Balance at beginning of year	24,020,074	23,794,315	23,027,483
Net earnings (loss)	(1,703,811)	774,099	1,328,068
Cash dividends declared ($.14 per share in 2001 and $.28 per share in 2000 and 1999)	(271,921)	(554,690)	(557,042)
Gain (loss) on sale of treasury stock	(24,233)	6,350	(4,194)
Balance at end of year	22,020,109	24,020,074	23,794,315
Treasury stock (note 8):			
Balance at beginning of year	(128,207)	(8,800)	–
Purchases of 44,507, 22,982 and 2,775 shares in 2001, 2000 and 1999 respectively	(396,315)	(189,869)	(29,253)
Sales to employee benefit plans of 10,728, 9,000 and 1,975 shares in 2001, 2000 and 1999, respectively	90,708	70,462	20,453
Balance at end of year	(433,814)	(128,207)	(8,800)
Notes receivable from employees (note 9):			
Balance at beginning of year	(187,200)	(223,819)	(193,338)
Sales under employee stock purchase plan	(49,725)	(57,313)	(137,500)
Payments received/forgiven on notes	91,969	93,932	107,019
Balance at end of year	(144,956)	(187,200)	(223,819)
Accumulated other comprehensive loss:			
Foreign currency translation adjustment:			
Balance at beginning of year	(3,326,735)	(1,902,374)	(456,392)
Translation adjustment	(974,915)	(1,424,361)	(1,445,982)
Balance at end of year	(4,301,650)	(3,326,735)	(1,902,374)
Minimum pension liability adjustment:			
Balance at beginning of year	(480,000)	(70,000)	(720,000)
Minimum pension liability adjustment	(10,567,000)	(410,000)	650,000
Balance at end of year	(11,047,000)	(480,000)	(70,000)
Total shareholders' equity	$ 17,581,378	$31,386,621	33,078,011

See accompanying notes to consolidated financial statements.

Oilgear

Consolidated Balance Sheets

The Oilgear Company and Subsidiaries, Years ended December 31, 2001 and 2000

Assets	2001	2000
Current assets:		
Cash and cash equivalents	$ 4,996,723	5,101,942
Trade accounts receivable, less allowance for doubtful receivables of $212,000 and $932,000 in 2001 and 2000, respectively	17,002,306	18,593,266
Costs and estimated earnings in excess of billings on uncompleted contracts (note 3)	545,691	2,661,252
Inventories (note 3)	23,910,087	23,829,798
Prepaid expenses	525,056	554,205
Other current assets	1,115,213	1,369,592
Total current assets	48,095,076	52,110,055
Property, plant and equipment, at cost (notes 4 and 5)		
Land	894,699	930,515
Buildings	11,273,523	11,039,499
Machinery and equipment	48,485,065	48,377,971
Drawings, patterns and patents	5,099,234	4,776,935
	65,752,521	65,124,920
Less accumulated depreciation and amortization	43,052,001	40,289,092
Net property, plant and equipment	22,700,520	24,835,828
Other assets (notes 9)	1,135,937	7,886,184
	$ 71,931,533	$84,832,067

Liabilities and Shareholders' Equity	2001	2000
Current liabilities:		
Short-term borrowings (note 4)	$ 5,631,036	780,679
Current installments of long-term debt (note 5)	1,932,328	2,492,294
Accounts payable	5,377,339	7,727,439
Billings in excess of costs and estimated earnings on uncompleted contracts (note 3)	1,845,038	503,975
Customer deposits	1,378,152	1,671,208
Accrued compensation and employee benefits	1,882,457	2,624,581
Other accrued expenses and income taxes (note 8)	3,123,705	3,447,749
Total current liabilities	21,170,055	19,247,925
Long-term debt, less current installments (note 5)	17,130,335	20,058,312
Unfunded employee retirement plan costs (note 9)	4,095,945	1,090,000
Unfunded post-retirement health care and life insurance costs (note 9)	9,900,000	10,595,000
Other noncurrent liabilities	1,107,365	1,550,453
Total liabilities	53,403,700	52,541,690
Minority interest in consolidated subsidiaries	946,455	903,756
Commitments and contingencies (notes 9 and 11)		
Shareholders' equity (notes 5 and 9):		
Common stock, par value $1 per share, authorized 4,000,000 shares; issued 1,990,783 shares in 2001 and 2000; outstanding 1,942,222 and 1,976,001 shares in 2001 and 2000, respectively	1,990,783	1,990,783
Capital in excess of par value	9,497,906	9,497,906
Retained earnings	22,020,109	24,020,074
	33,508,798	35,508,763
Deduct:		
Treasury stock, 48,561 and 14,782 shares in 2001 and 2000, respectively	(433,814)	(128,207)
Notes receivable from employees for purchase of Company common stock	(144,956)	(187,200)
Accumulated other comprehensive loss:		
Foreign currency translation adjustment	(4,301,650)	(3,326,735)
Minimum pension liability adjustment (note 9)	(11,047,000)	(480,000)
	(15,348,650)	(3,806,735)
Total shareholders' equity	17,581,378	31,386,621
	$ 71,931,533	84,832,067

See accompanying notes to consolidated financial statements.

Oilgear

Consolidated Statements Of Cash Flows

The Oilgear Company and Subsidiaries, Years ended December 31, 2001, 2000 and 1999.

	2001	2000	1999
Cash flows from operating activities:			
Net earnings (loss)	$ (1,703,811)	774,099	1,328,068
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,701,070	3,909,180	4,078,318
Compensation element of sales of common stock and treasury stock to employees and employee savings plan	58,899	63,026	84,527
Deferred income taxes	(20,000)	(77,000)	(225,000)
Minority interest in net earnings of consolidated subsidiaries	42,199	106,284	165,544
Change in assets and liabilities:			
Trade accounts receivable	1,220,640	(1,470,437)	(221,113)
Inventories	(394,920)	(1,230,165)	4,783,505
Billings, costs and estimated earnings on uncompleted contracts	3,441,730	(2,381,263)	1,222,884
Prepaid expenses	12,211	(198,344)	(57,962)
Accounts payable	(2,258,424)	1,686,572	(1,290,258)
Customer deposits	(275,176)	1,157,954	(1,599,581)
Accrued compensation	(679,352)	93,224	713,789
Other, net	(1,965,676)	(3,460,057)	1,149,809
Net cash provided by (used in) operating activities	$ 1,179,390	(1,026,927)	10,132,530
Cash flows used by investing activities:			
Additions to property, plant and equipment	(1,770,954)	(2,538,558)	(1,760,946)
Net cash used by investing activities	$ (1,770,954)	(2,538,558)	(1,760,946)
Cash flows provided (used) by financing activities:			
Net borrowings under line of credit agreements	4,862,847	650,745	17,487
Repayment of long-term debt	(3,915,025)	(1,982,352)	(5,836,257)
Proceeds from issuance of long-term debt	473,413	3,935,317	–
Restricted cash used for capital expenditures	–	555,235	802,529
Dividends paid	(271,921)	(554,690)	(557,042)
Purchase of treasury stock	(396,315)	(189,869)	(29,253)
Proceeds from sale of treasury stock	–	–	16,259
Proceeds from sale of common stock	–	–	124,441
Payments received on notes receivable from employees	49,818	50,406	59,692
Net cash provided (used) by financing activities	$ 802,817	2,464,792	(5,402,144)
Effect of exchange rate changes on cash and cash equivalents	$ (316,472)	(495,817)	(329,518)
Net increase (decrease) in cash and cash equivalents	(105,219)	(1,596,510)	2,639,922
Cash and cash equivalents:			
At beginning of year	5,101,942	6,698,452	4,058,530
At end of year	$ 4,996,723	5,101,942	6,698,452
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 1,704,170	1,460,629	1,663,570
Income taxes	$ 390,036	482,501	6,448

See accompanying notes to consolidated financial statements.

Consolidated Statements Of Comprehensive Income (Loss)

The Oilgear Company and Subsidiaries, Years ended December 31, 2001, 2000 and 1999.

	2001	2000	1999
Net earnings (loss)	$ (1,703,811)	774,099	1,328,068
Other comprehensive income (loss):			
Foreign currency translation adjustment	(974,915)	(1,424,361)	(1,445,982)
Minimum pension liability adjustment	(10,567,000)	(410,000)	650,000
Total comprehensive income (loss)	$(13,245,726)	(1,060,262)	532,086

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

The Oilgear Company and Subsidiaries, Years ended December 31, 2001, 2000 and 1999

(1) Summary of Significant Accounting Policies

(a) Consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of The Oilgear Company and its subsidiaries (Company), including three joint ventures (two in India in which the Company has a 51% interest and one in Taiwan in which the Company has a 58% interest). All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Foreign Currency Translation

Substantially all assets and liabilities of foreign subsidiaries are translated at the exchange rate prevailing at the balance sheet date and substantially all income and expense accounts are translated at the weighted average exchange rate during the year. Translation adjustments are not included in determining net earnings (loss), but are a component of accumulated other comprehensive income (loss) in shareholders' equity. Gains and losses resulting from foreign currency transactions are included in net earnings (loss).

(c) Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents totaled approximately $611,000 and $1,035,000 at December 31, 2001 and 2000, respectively, and consisted primarily of money market funds, commercial paper and short-term U.S. Government securities.

(d) Inventories

Inventories are stated at the lower of cost or market. Cost has been calculated on the last-in, first-out (LIFO) method for the majority of the domestic inventories. For the balance of inventories, cost has been calculated under the first-in, first-out (FIFO) or average actual cost methods. Market means current replacement cost not to exceed net realizable value. Reserves for obsolete and slow moving inventory are charged to cost of sales.

(e) Property, and Equipment

Property, plant and equipment are stated at cost. Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Estimated useful lives range from 20 to 40 years for buildings, 5 to 15 years for machinery and equipment and 5 to 17 years for drawings, patterns and patents.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(f) Revenue Recognition

The Company recognizes revenue on engineered construction contracts on the percentage-of-completion method. Revenue earned is recorded based on the percentage of costs incurred to internal engineering estimates of total costs to perform each contract. Contract costs include all direct material, labor, and those indirect costs related to contract performance. Changes in performance, conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Losses are recognized at the time a loss is projected. Revenue is recognized on sales of products other than percentage-of-completion contracts upon shipment to the customer, which is when the risk of ownership passes.

(g) Stock Option Plan

The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, as permitted by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Under APB Opinion No. 25, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price of the stock option.

(h) Foreign Currency Exchange Contracts

Financial Instruments — In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard, as amended, requires that entities recognize derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company adopted this standard on January 1, 2001. The adoption of this standard did not have a material effect on the Company's balance sheet or statement of earnings.

Derivative financial instruments are used by the Company principally in the management of its foreign currency exposure. The Company periodically enters into forward foreign exchange contracts to hedge the risk from changes in fair value to unrecognized firm purchase commitments. These firm commitments generally require the Company to exchange U.S. dollars for foreign currencies. The Company does not hold or issue derivative financial instruments for trading purposes. At December 31, 2001, the Company has one financial contract outstanding to purchase 500,000 Euro ($445,750) at a total price of 313,578 UK Pounds Sterling ($456,569). Based upon current exchange rates, there is no significant gain or loss on the outstanding contract.

(i) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings (loss) in the period that includes the enactment date.

(j) Research and Development Costs

Research and development costs are charged to selling, general and administrative expenses in the year they are incurred. Total research and development expense was approximately $2,100,000 in each of 2001, 2000 and 1999.

(k) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(l) Earnings Per Share

Basic earnings per share (EPS) is computed by dividing net earnings (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Basic EPS does not consider common stock equivalents. Diluted EPS reflects the dilution that would occur if common shares that

Notes to Consolidated Financial Statements

The Oilgear Company and Subsidiaries, Years ended December 31, 2001, 2000 and 1999

participated in the net earnings of the Company were issued upon the exercise of dilutive employee stock options. The computation of diluted EPS uses the "if converted" and "treasury stock" methods to reflect dilution.

The weighted-average number of shares outstanding used in calculating basic EPS was 1,946,599 in 2001, 1,981,236 in 2000, and 1,983,456 in 1999. The weighted-average number of shares outstanding used in calculating diluted EPS was 1,946,599 in 2001, 1,986,330 in 2000, and 1,983,736 in 1999. The difference between the number of shares used in the two calculations for 2000 and 1999 is due to assumed exercise of employee stock options where the exercise price is less than the market price of the underlying stock. No impact is reflected in 2001 because the assumption would be anti-dilutive.

(m) New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations* ("SFAS 141") and SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations. SFAS 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 121 and, after its adoption, SFAS 144.

The Company adopted the provisions of SFAS 141 as of July 1, 2001 and SFAS 142 is effective January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in business combinations completed before July 1, 2001 continue to be amortized and tested for impairment using the guidance contained in SFAS 121 prior to the full adoption of SFAS 142.

Upon adoption of SFAS 142, the Company is required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS 141 for recognition separate from goodwill. The Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. If an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS 142 within the first interim period. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. As of December 31, 2001, the Company has unamortized goodwill in the amount of $145,113, all of which will be subject to the transition provisions of SFAS 142. Amortization expense related to goodwill was $4,031 for the year ended December 31, 2001. The Company does not expect the impact of the adoption of the Statements to have a material effect on the financial statements, nor does it expect to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). This Statement supersedes SFAS 121 yet retains its fundamental provisions for recognition and measurement of the impairment of long-lived assets to be held and used and for measurement of long-lived assets to be disposed of by sale. In addition, SFAS 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. The Company is required to adopt SFAS 144 on January 1, 2002. The impact of the adoption of SFAS 144 is not expected to have a material effect on the financial statements or operations of the Company.

(n) Reclassifications

Certain amounts as originally reported in 2000 and 1999 have been reclassified to conform with the 2001 presentation.

(2) Business Description and Operations

The Company manages its operations in three reportable segments based upon geographic area. Domestic is the United States, Canada and certain exports serviced directly by the domestic factories. European is Europe and International is Asia, Latin America, Australia and most of Africa.

The individual subsidiaries of the Company operate predominantly in the fluid power industry. The Company offers an engineering and manufacturing team capable of providing advanced technology in the design and production of unique fluid power components and electronic controls. The Company's global involvement focuses its expertise on markets in which customers demand top quality, prompt delivery, high performance and responsive aftermarket support. Our piston pumps, motors, valves, controls, manifolds, electronics and components, cylinders, reservoirs, skids, meters. Industries that use these products include primary metals, machine tool, automobile, petroleum, construction equipment, chemical, plastic, glass, lumber, rubber and food. The Company strives to serve those markets requiring high technology and expertise where reliability, top performance and longer service life are needed. The products are sold as individual components or integrated into high performance applications. The Company's supports a responsive, high quality aftermarket sales and flexible rebuilding services which include exchange, factory rebuild and field repair service, along with customer education.

The accounting policies of the segments are the same as those of the Company as described in note 1, except that segment financial information is presented on a basis that is consistent with the manner in which the Company disaggregates financial information for internal review and decision-making. Segment net sales are attributed to the subsidiary from which the product is sold. In computing operating income by segment, no allocations of corporate expenses, research and development costs (R&D), interest expense, non-operating income, income taxes or minority interest have been made. Identifiable assets of the European and International segments are those assets related to the operations of the applicable subsidiaries. Domestic assets consist of all other operating assets of the Company except for corporate assets, which are principally assets used in the Company's research and development facilities.

Geographic segment information is as follows:

Sales to unaffiliated customers	2001	2000	1999
Domestic	$ 49,582,000	55,289,000	51,726,000
European	21,703,000	24,222,000	28,752,000
International	11,334,000	12,807,000	10,231,000
Total	$ 82,619,000	92,318,000	90,709,000
Intersegment sales			
Domestic	6,828,000	7,282,000	7,515,000
European	1,053,000	1,561,000	1,213,000
Operating income			
Domestic	$ 1,713,000	3,198,000	3,089,000
European	181,000	860,000	1,891,000
International	648,000	1,234,000	987,000
Corporate expenses, including R&D	(2,476,000)	(2,614,000)	(2,660,000)
Total	$ 66,000	2,678,000	3,307,000
Identifiable assets			
Domestic	$ 40,886,000	51,103,000	49,407,000
European	22,719,000	25,627,000	24,571,000

Notes to Consolidated Financial Statements

The Oilgear Company and Subsidiaries, Years ended December 31, 2001, 2000 and 1999

International	6,481,000	6,323,000	5,779,000
Corporate	1,846,000	1,779,000	1,608,000
Total	$ 71,932,000	84,832,000	81,365,000
Depreciation and amortization			
Domestic	$ 2,753,000	2,888,000	2,939,000
European	559,000	653,000	828,000
International	119,000	126,000	77,000
Corporate	270,000	242,000	234,000
Total	$ 3,701,000	3,909,000	4,078,000
Capital expenditures			
Domestic	$ 454,000	1,231,000	574,000
European	848,000	516,000	604,000
International	132,000	379,000	174,000
Corporate	337,000	413,000	409,000
Total	$ 1,771,000	2,539,000	1,761,000
Net sales by country			
United States	$ 44,946,000	48,116,000	46,800,000
Other	37,673,000	44,202,000	43,909,000
Net sales	$ 82,619,000	92,318,000	90,709,000
Net sales by accounting method			
Contracts using the percentage-of-completion method	$ 21,584,000	19,388,000	11,158,000
Contracts using the completed contracts method	61,035,000	72,930,000	79,551,000
Net sales	$ 82,619,000	92,318,000	90,709,000

(3) Inventories

Inventories at December 31, 2001 and 2000 consist of the following:

	2001	2000
Raw materials	$ 2,717,478	2,811,283
Work in process	18,631,086	18,652,886
Finished goods	4,179,523	3,868,629
	25,528,087	25,332,798
LIFO reserve	(1,618,000)	(1,503,000)
Total	$ 23,910,087	23,829,798

Inventories, stated on the LIFO basis, including amounts allocated to uncompleted contracts, are valued at $17,637,000 and $16,935,000 at December 31, 2001 and 2000, respectively. The remaining inventory is stated on the FIFO or average cost basis.

During 2001, 2000 and 1999, LIFO inventory layers were reduced. These reductions resulted in charging lower inventory costs prevailing in previous years to cost of sales, thus reducing cost of sales by approximately $505,000, $490,000 and $850,000 below the amount that would have resulted from replacing the inventory at prices in effect at December 31, 2001, 2000 and 1999, respectively.

A summary of costs and estimated earnings on uncompleted contracts at December 31, 2001 and 2000 is as follows:

	2001	2000
Cost incurred	$ 5,246,088	6,767,179
Estimated earnings thereon	1,219,775	2,978,800
	6,465,863	9,745,979
Less billings to date	(7,765,210)	(7,588,702)
	$ (1,299,347)	2,157,277

Costs and estimated earnings in excess of billings on uncompleted contracts	$ 545,691	2,661,252
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,845,038)	(503,975)
	$ (1,299,347)	2,157,277

(4) Short-term Borrowings

Each of the Company's two joint ventures in India have a $200,000 bank line of credit. Short-term borrowings under these lines of credit amounted to approximately $380,000 and $290,000 at December 31, 2001 and 2000, respectively. Current borrowings under these lines of credit bear interest at 16.0% as of December 31, 2001. The Indian joint ventures had $48,000 and $105,000 of export receivables at December 31, 2001 and 2000, respectively, that were discounted with a bank and secured by current assets of the Indian joint venture. The Company also has a $500,000 European line of credit that bears interest at the bank's base rate plus 2% (7.8% as of December 31, 2001). Short-term borrowings under this line of credit amounted to approximately $203,000 and $385,000 at December 31, 2001 and 2000, respectively. These lines of credit are collateralized by substantially all assets of the applicable Indian joint ventures and European subsidiaries, respectively.

The Company has a $6,000,000 line of credit in the United States which is available through April 2002. Short-term borrowings under this line of credit amounted to $5,000,000 at December 31, 2001 and zero at December 31, 2000. The interest rate on this line is calculated at LIBOR plus 2.35% (4.5% at December 31, 2001). This line of credit is collateralized by substantially all domestic property, plant and equipment.

(5) Long-term Debt

Long-term debt consisted of the following:

	2001	2000
Revolving Loan Agreement	$13,838,410	13,364,998
Industrial Revenue Bonds	2,400,000	2,800,000
Notes payable to banks	2,045,900	4,824,200
Note payable to a municipality, due in monthly installments through January 2006 at 4.2% per annum	229,871	280,342
Mortgage notes of German subsidiary, payable in Deutsche Marks and due n annual installments through 2007 at interest rates ranging from 4.8% to 7.6% per annum	257,143	690,533
Mortgage notes of French subsidiary, payable in French Francs and due in quarterly installments through 2002 at 9.2% and 9.8% per annum	17,044	53,917
Capital leases	274,295	536,616
	19,062,663	22,550,606
Less current installments	1,932,328	2,492,294
Long-term debt, less current installments	$17,130,335	20,058,312

The Revolving Loan Agreement, as amended in June 2001, was increased by $1,500,000 to provide for borrowings up to $15,500,000 through April 2004. The increase was used to pay off the 1,000,000 Pounds Sterling loan ($1,506,800) which was included in notes payable to banks at December 31, 2000. The interest rate is calculated at LIBOR plus 2.35% (4.5% at December 31, 2001). The premium above LIBOR (ranging between 1.0% and 3.00%) is determined by the ratio of funded debt to earnings before interest, taxes, depreciation and amortization.

Under the Revolving Loan Agreement, the Company is required to pay a commitment fee of .375 of 1% per annum on the unused portion of the revolving loan agreement based on the April 2004 commitment of $15,500,000.

Notes to Consolidated Financial Statements

The Oilgear Company and Subsidiaries, Years ended December 31, 2001, 2000 and 1999

The Industrial Revenue Bonds were issued in October 1997 under a capital lease agreement between the County of Dodge, Nebraska and the Company to cover the expansion of the Fremont manufacturing facility and acquisitions of related machine tools. The bonds are remarketed weekly and bear interest at a market rate. The average effective rate in 2001 was 2.8%. The lease of the Fremont facility requires annual rental amortization payments of $400,000 plus interest through October 2007. The Company has the option to purchase the property during the lease period, and upon termination of the lease the Company will obtain title to the property. The Industrial Revenue Bonds are collateralized by the property and equipment purchased from the bond proceeds. The bond payments are guaranteed by a bank letter of credit that has an annual cost of .75% of the outstanding principal balance of the bonds.

The Company has a five- year note payable to a bank bearing interest at 6.6% with monthly payments of $100,000 plus interest through May 2003. The balance at December 31, 2001 and 2000 was $1,700,000 and $2,900,000, respectively.

The Company also has a note payable to another bank of approximately $345,900, and $431,100 at December 31, 2001 and 2000, respectively. This note bears interest at 7.5% and is payable in monthly installments of $7,100 plus interest through January 2006.

All borrowings under the Revolving Loan Agreement and notes payable to banks and municipality are collateralized by substantially all domestic assets.

Covenants in connection with long-term debt provide for, among other things, a specified minimum level of consolidated net worth and working capital and limitations on additional long-term debt and capital expenditures. The Company was in compliance with all covenants at December 31, 2001.

Aggregate annual principal payments for long-term debt maturing during the next five years, including capital leases, are: 2002 - $1,932,328; 2003 - $1,291,889; 2004 - $14,456,586; 2005- $571,938; 2006 - $409,922 and thereafter - $400,000.

(6) Leases

The Company has non-cancelable operating leases, primarily for automobiles, equipment, and sales facilities. Rent expense for operating leases during 2001, 2000 and 1999 was $2,476,000, $2,389,000 and $2,047,000, respectively.

Future minimum lease payments under non-cancelable operating leases for each of the next five years are: 2002 - $2,499,000; 2003 - $2,180,000; 2004 - $1,936,000; 2005 - $1,652,000; 2006- $1,107,000 and thereafter- $786,000.

(7) Other Non-Operating Income, Net

Non-operating income consists of the following:

	2001	2000	1999
Interest income	$117,005	160,443	216,906
Foreign currency exchange gain (loss)	19,534	(26,807)	(222,309)
Miscellaneous, net	78,159	65,080	255,298
	$214,698	198,716	249,895

(8) Income Taxes

Income tax expense (benefit) attributable to earnings (loss) before income taxes and minority interest consists of:

	2001	2000	1999
Current:			
Federal	$ –	–	–
State	20,000	65,000	65,000
Foreign	276,637	428,000	530,000
	296,637	493,000	595,000
Deferred	(20,000)	(77,000)	(225,000)
Total	$ 276,637	416,000	370,000

The expected income tax rate based on the U.S. statutory rate of 34% differs from the effective income tax rate as follows:

	2001	2000	1999
Computed "expected" income tax rate	(34.0%)	34.0%	34.0%
State taxes (net of federal income tax benefit)	1.0	3.3	2.3
Change in balance of valuation allowance allocated to income tax expense	47.7	(18.4)	(14.5)
Unremitted foreign earnings and foreign tax rate differential	7.1	12.2	(3.2)
Other items, net	(1.8)	.9	1.3
Effective income tax rate	20.0%	32.0%	19.9%

The significant components of deferred income tax expense (benefit) attributable to earnings (loss) before income taxes and minority interest are as follows:

	2001	2000	1999
Deferred tax expense (benefit) (exclusive of the effects of other components listed below	($770,000)	161,000	46,000
Effects of adjustments in the beginning of year valuation allowance	750,000	(238,000)	(271,000)
	($ 20,000)	(77,000)	(225,000)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred tax assets:		
Accounts receivable	$ 60,000	100,000
Compensation	526,000	734,000
Warranty reserve	54,000	114,000
Employee benefits accruals	6,851,000	2,123,000
Tax credit carryforwards	1,385,000	1,070,000
Net operating loss carryforwards	2,710,000	1,563,000
Total gross deferred tax assets	11,586,000	5,704,000
Less valuation allowance	6,911,000	759,000
Net deferred tax assets	4,675,000	4,945,000
Deferred tax liabilities:		
Depreciation	3,974,000	4,444,000
Inventories	680,000	594,000
Other	115,000	21,000
Total gross deferred tax liabilities	4,769,000	5,059,000
Net deferred tax liability	$ (94,000)	(114,000)

The valuation allowance for deferred tax assets as of January 1, 2000 was $733,000. The net change in the total valuation allowance for the years ended December 31, 2001 and 2000 was an increase of $6,152,000 and $26,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

A portion of the valuation allowance for the year ending December 31, 2001 relates to a deferred tax asset on amounts in shareholders' equity. This amount totals $5,838,000 for 2001. The change in valuation allowance with no income statement impact is $5,402,000.

At December 31, 2001 the Company has a U.S. general business tax credit carryforward of approximately $750,000 and an AMT tax credit carryforward of approximately $500,000. The U.S. business tax

Notes to Consolidated Financial Statements

The Oilgear Company and Subsidiaries, Years ended December 31, 2001, 2000 and 1999

credits expire in 2001 through 2016 and the AMT tax credits may be carried forward indefinitely. The Company also has a tax operating loss carryforward applicable to a foreign subsidiary of approximately $2,150,000 which can be carried forward indefinitely and a U.S. regular tax operating loss carryforward of approximately $5,000,000 which can be carried forward for 20 years. The Company also has an AMT tax operating loss carryforward of approximately $5,400,000.

The unremitted earnings of the Company's foreign subsidiaries, on which income taxes have not been provided, are considered permanently invested and aggregated approximately $10,500,000 at December 31, 2001.

(9) Employee Benefit Plans

(a) Pension Plans

The Company has non-contributory defined benefit retirement plans covering substantially all domestic employees. The plan covering salaried and management employees provides pension benefits that are based on years of service and the employee's compensation during the last ten years prior to retirement. Benefits payable under this plan may be reduced by benefits payable under The Oilgear Stock Retirement Plan (Stock Retirement Plan). The plan covering hourly employees and union members generally provides benefits of stated amounts for each year of service. The Company's policy is to fund pension costs to conform to the Employee Retirement Income Security Act of 1974.

Unfunded employee retirement plan costs reflect the excess of the unfunded accumulated benefit obligation over accrued pension cost. This is reflected as an adjustment to accumulated other comprehensive income (loss) in shareholders' equity. Plan assets are primarily invested in The Oilgear Company common stock (115,617 shares at December 31, 2001 and 2000), money market, equity and long-term bond mutual funds. Data relative to 2001 and 2000 is as follows:

Funded Status	2001	2000
Accumulated benefit obligation including vested benefits	($22,700,000)	(22,000,000)
Excess of projected benefit obligation over accumulated benefit obligation	(3,000,000)	(1,000,000)
Projected benefit obligation	(25,700,000)	(23,000,000)
Plan assets at fair value	18,600,000	21,100,000
Projected benefit obligation in excess of plan assets	(7,100,000)	(1,900,000)
Unrecognized net transition liability being recognized over 15 years	–	100,000
Unrecognized prior service cost	(500,000)	(500,000)
Unrecognized net loss from past experience, experience different from that assumed and effects of changes in assumptions	15,000,000	8,600,000
Prepaid pension cost, included in other assets	–	6,300,000
Adjustment for additional minimum liability, reflected as unfunded employee retirement plan costs	(4,100,000)	(1,090,000)
Total prepaid (accrued) pension cost	$ (4,100,000)	5,210,000

Change in Plan Assets	2001	2000
Fair value of plan assets at beginning of year	$ 21,100,000	18,500,000
Actual return on plan assets	(2,500,000)	700,000
Employer contributions	1,800,000	3,500,000
Benefits paid	(1,600,000)	(1,500,000)
Administrative expenses	(200,000)	(200,000)
Transfer from Stock Retirement Plan	–	100,000
Fair value of plan assets at end of year	$ 18,600,000	21,100,000

Change in Projected Benefit Obligation	2001	2000
Projected benefit obligation at beginning of year	($23,000,000)	(21,000,000)
Service cost	(400,000)	(400,000)
Interest cost	(1,800,000)	(1,700,000)
Benefits paid	1,600,000	1,500,000
Actuarial loss	(2,100,000)	(1,300,000)
Transfer from Stock Retirement Plan	–	(100,000)
Projected benefit obligation at end of year	($25,700,000)	(23,000,000)

Net pension expense under these plans for the year is comprised of the following:

	2001	2000	1999
Service cost	$ 400,000	400,000	500,000
Interest cost on projected benefit obligation	1,800,000	1,700,000	1,500,000
Expected return on plan assets	(2,000,000)	(1,800,000)	(1,800,000)
Net amortization	500,000	300,000	400,000
Net pension expense	$ 700,000	600,000	600,000

The actuarial present value of the projected benefit obligation was determined using a weighted-average discount rate of 7.75% in 2001 and 8.25% in 2000 and 1999 and a rate of increase in compensation levels (as applicable) of 3%, offset by projected payments from the Stock Retirement Plan as outlined in the plan's provisions. The expected long-term rate of return used to measure plan assets was 10% in 2001, 2000 and 1999, and the expected rate of return on the assets in the Stock Retirement Plan was 2.6% in 2001 and 9.5% in 2000 and 1999.

The Company has a pension plan (UK Plan) for substantially all United Kingdom employees that provides defined benefits based upon years of service and salary. The provisions of the UK Plan provide for vesting after six months of continuous employment and employee contributions equal to 6% of salary. At the most recent actuarial determination date, April 1998, the pension plan data comprised the following:

Actuarial present value of vested accumulated plan benefits	$ 8,600,000
Market value of net assets available for benefits	$11,800,000

Pension expense for the UK Plan was $275,000, $296,000 and $311,000 in 2001, 2000 and 1999, respectively.

The Stock Retirement Plan is a defined contribution plan covering substantially all domestic salaried employees. The Stock Retirement Plan is noncontributory and provides for discretionary Company contributions based on a percentage of defined earnings of eligible employees. No contributions were made to the Stock Retirement Plan in 2001, 2000 or 1999. The Stock Retirement Plan owned 419,538 and 430,401 shares of the Company's common stock as of December 31, 2001 and 2000, respectively. Certain benefits payable under the Stock Retirement Plan serve to reduce benefits payable under the non-contributory defined benefit retirement plan referred to above.

(b) Employee Savings Plans

The Company has an employee savings plan (Savings Plan), under which eligible domestic salaried employees may elect, through payroll deduction, to defer from 1% to 15% of their base salary, subject to certain limitations, on a pretax basis. The Company contributes an additional 50% of the minimum 2% contribution and 25% of any additional contribution up to 3% above the minimum contribution. Contributions are placed in trust for investment in defined funds,

Notes to Consolidated Financial Statements

The Oilgear Company and Subsidiaries, Years ended December 31, 2001, 2000 and 1999

including a stock fund for investment in common stock of the Company. The Savings Plan trustee may purchase for the stock fund the Company's common stock, subject to certain limitations, at a price equal to 80% of the previous month's average low bid price. This discount is considered an additional Company contribution to the Savings Plan in the year of purchase.

The amounts charged to expense under the Savings Plan, including the stock discount, were $285,000, $327,000 and $308,000 in 2001, 2000 and 1999, respectively. The Savings Plan owned 409,838 and 409,097 shares of the Company's common stock as of December 31, 2001 and 2000, respectively.

The Company also has the Oilgear Milwaukee Shop Savings Plan, under which eligible domestic collective bargaining unit employees may elect, through payroll deductions, to defer from 1% to 15% of their earnings, subject to certain limitations, on a pretax basis. The Company contributes an additional 10% on the first 5% of employee contributions. Contributions are placed in trust for investments in defined funds. The amounts charged to expense were approximately $18,000, $19,000 and $14,000 in 2001, 2000 and 1999, respectively.

The Company has a savings plan called the Group Personal Pension Plan (the Plan) for the United Kingdom permanent employees who are between 20 and 60 years old and have at least three months of service. The minimum contribution requirement for employees joining the Plan is a gross contribution of 4% of base salary. The maximum contribution is set by the Inland Revenue and depends on the participant's age. The maximum contribution for employees up to age 35 is 17.5% of total compensation (inclusive of the Company's contribution), rising to 20.0% for participant's between ages 36 and 45, 25.0% at ages 46 to 50, 30.0% at ages 51 to 55, 35.0% between 56 and 60 and 40.0% at age 61 or more. The Company pays an amount equal to 4.0% of base salary on March 6 of each year. The Company also pays the whole cost of the death benefit (two and one half times a participant's base salary) provided under the plan. The expense for this Plan was $17,000, $16,000 and $22,000 in 2001, 2000 and 1999, respectively.

(c) Employee Stock Purchase Plan

The Company has a key employee stock purchase plan under which shares of common stock may be sold to key employees under restricted sales agreements. The shares are sold at the market price at the time of the sale. One-half of the purchase price is payable under 5% promissory note over a three-year period. The Company forgives the last remaining portion of the purchase price over a three-year period, beginning the year in which the first half is repaid, if employment has continued. The anticipated compensation element of the shares sold, represented by the potential forgiveness of the last one-half of the purchase price is charged to operations on the straight-line basis over the life of the related note. The amounts charged to operations were $42,000, $44,000 and $53,000 in 2001, 2000 and 1999, respectively.

(d) Stock Option Plan

The Oilgear Company 1992 Stock Option Plan (Option Plan) provides for the issuance of both incentive stock options and nonqualified stock options to purchase up to 150,000 shares of common stock. Eligibility for participation in the Option Plan is determined by the Compensation Committee of the Board of Directors (Committee). The exercise price of the options is determined by the Committee, but must be greater than or equal to the fair market value of the Company's common stock when the option is granted. All stock options have five-year terms and vest incrementally, becoming fully exercisable after three years from the date of grant. The Committee establishes the period or periods of time within which the option may be exercised within the parameters of the Option Plan document.

A summary of stock option activity related to the Companyís plan is as follows:

	Number of Shares	Weighted Average Price Per Share
Outstanding at December 31, 1998	57,742	$12.31
Granted	31,000	$7.68
Exercised	-	-
Canceled and available for reissue	(1,112)	$14.78
Outstanding at December 31, 1999	87,630	$10.76
Granted	30,500	$7.13
Exercised	-	-
Canceled and available for reissue	(14,701)	$11.56
Outstanding at December 31, 2000	103,429	$9.46
Granted	22,828	$9.03
Exercised	(3,128)	$7.32
Canceled and available for reissue	(22,061)	$9.17
Outstanding at December 31, 2001	101,068	$9.49
Range of exercise prices of options outstanding at December 31, 2001	$7.00 - $18.00	
Options available for grant at December 31, 2001	212	

Other information regarding the Company's stock option plan is as follows:

	2001	2000	1999
Options exercisable at end of year	55,819	56,378	47,083
Weighted-average exercise price of exercisable options	$ 10.57	11.12	12.00
Weighted-average fair value of options granted during year	1.73	1.27	1.39

At December 31, 2001, the weighted-average remaining contractual lives of stock options outstanding is approximately 2.5 years.

Had compensation cost for the Company's stock options been recognized using the fair value method, the Company's pro forma operating results would have been as follows:

	2001	2000	1999
Net earnings (loss) reported	$ (1,703,811)	774,099	1,328,068
Pro forma net earnings (loss)	$ (1,739,826)	737,049	1,306,552
Pro forma basic net earnings (loss) per share	(.89)	.37	.66
Pro forma diluted net earnings (loss) per share	(.89)	.37	.66

The fair value of the Company's stock options used to compute pro forma net earnings (loss) and earnings (loss) per share disclosures is the estimated fair value at grant date using the Black-Scholes option pricing model with a risk-free interest rate equivalent to 3 year Treasury securities and an expected life of 3.5 years. The Black-Scholes option pricing model also used the following weighted-average assumptions: 2001- expected volatility of 23% and expected dividend yield of 2%; 2000- expected volatility of 23% and expected dividend yield of 3%; 1999- expected volatility of 24% and expected dividend yield of 4%. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from traded options, and because changes in the subjective input can materially affect the fair value estimates, in the opinion of management the existing models do not necessarily provide a reliable single value of its options and may not be representative of the future effects on reported net earnings or the future stock price of the Company's common stock. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period.

Notes to Consolidated Financial Statements

The Oilgear Company and Subsidiaries, Years ended December 31, 2001, 2000 and 1999

(E) Directors' Stock Plan

The Oilgear Company Directors' Stock Plan provides for directors of Oilgear, eligible to receive directors' fees, to receive Oilgear common stock in lieu of all or part of their directors' fees. There are 15,000 shares authorized for issuance under the plan of which 2,500 shares were issued in 2001 and 2,000 shares were issued in 2000 and 1999. As of December 31, 2001, 1,625 shares remain available for issuance.

(F) Post-retirement Health Care and Life Insurance Benefits

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired domestic employees. All non-bargaining unit domestic employees who were eligible to receive retiree health care benefits as of December 31, 1991 are eligible to receive a health care credit based upon a defined formula or a percentage multiplied by the Medicare eligible premium. Non-bargaining unit domestic employees hired subsequent to, or ineligible at December 31, 1991, will receive no future retiree health care benefits. Beginning February 22, 1996, active bargaining unit domestic employees are provided retiree health care benefits up to the amount of credits each employee accumulates during his or her employment with the Company. All bargaining unit domestic retirees after February 22, 1996 are provided retiree health care benefits in accordance with the employment agreement at the time of their retirement. Employees terminating their employment prior to normal retirement age forfeit their rights, if any, to receive health care and life insurance benefits.

The post-retirement health care and life insurance benefits are 100% funded by the Company on apay as you go basis. There are no assets in these plans.

The following table presents the plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheets at December 31, 2001 and 2000:

	2001	2000
Accumulated post-retirement benefit obligation	($6,450,000)	(7,720,000)
Plan assets-fair value	—	—
Accumulated post-retirement benefit obligation in excess of plan assets	(6,450,000)	(7,720,000)
Unrecognized prior service cost	(250,000)	(350,000)
Unrecognized net gain	(3,200,000)	(2,525,000)
Net amount recognized	(9,900,000)	(10,595,000)

The following table presents the plan's changes in accumulated post-retirement benefit obligation.

	2001	2000
Accumulated post-retirement benefit in excess of plan assets at beginning of year	(7,720,000)	(7,621,000)
Service cost	(61,000)	(79,000)
Interest cost	(456,000)	(587,000)
Benefits paid	485,000	567,000
Actuarial gain	1,090,000	—
Curtailments and Settlements	212,000	—
Accumulated post-retirement benefit obligation in excess of plan assets at end of year	(6,450,000)	(7,720,000)

Net periodic post-retirement benefit cost includes the following components:

	2001	2000	1999
Service cost	$ 61,000	79,000	95,000
Interest cost	456,000	587,000	578,000
Net amortization and deferral	(442,000)	(313,000)	(230,000)
Net periodic post-retirement benefit cost	$ 75,000	353,000	443,000

For measurement purposes, the following health care cost assumptions were made:

For all retiree and active groups, health care costs increase at a rate of 12.0% in 2002, grading down to a rate of 4.5% in year 2008 and thereafter.

The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation as of December 31, 2001 by $125,000 and the aggregate of the service and interest cost components of net periodic post-retirement cost for the year ended December 31, 2001 by $10,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated post-retirement benefit obligation as of December 31, 2001 by $141,000 and the aggregate of the service and interest cost components of net periodic post-retirement cost for the year ended December 31, 2001 by $11,000. The weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 8.0% at December 31, 2001, 2000 and 1999.

(10) Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair value of financial instruments as of December 31, 2001 and 2000:

Short-term borrowingand long-term debt:

The carrying amounts of the Company's short-term borrowings, its revolving.loan agreements and variable rate long-term debt instruments as reported in notes 4 and 5 approximate their fair value. the fair value of the Company's other long-term devt is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. the carrying amounts of other long-term debt as reported in note 5 approximate their fair value.

Other Financial Instruments:

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, trade accounts receivable, accounts payable and notes receivable from employees approximate their fair value.

(11) Commitments and Contingencies

The Company is a defendant in several product liability actions which management believes are adequately covered by insurance.

The Company has approximately $3,100,000 in open bank guarantees, letters of credit and insurance bonds covering our performance of contracts and down payment guarantees to our customers in the European and International segments at December 31, 2001.

(12) Special Charges

At the end of 2001, the Company recorded special charges related to:

(i) an early retirement program, (ii) a downsizing of the corporate staff, (iii) a closing of the Novi, Michigan facility, (iv) the write-off of non-strategic assets and downsizing at the Leeds, England facility. The amount recorded includes $480,000 of employee early retirement and termination benefits for 28 notified employees, $120,000 for abandoned leased facility expenses and $374,000 of equipment, inventory and other assets write-offs.

	Employee Termination Benefits	Other Costs	Total
Expense accrued	$ 480,000	494,000	974,000
Non-cash charges	—	324,000	324,000
Cash expenditures	380,000	15,000	395,000
Balance December 31, 2001	$ 100,000	155,000	255,000

Oilgear

The management of The Oilgear Company is responsible for the integrity and objectivity of the financial information presented in this annual report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles, applying best estimates and judgements as required.

The Oilgear Company maintains a system of internal accounting controls designed to provide reasonable assurance for the safeguarding of the Company's assets and the reliability of financial records. Essential elements of this system are the selection of qualified personnel, appropriate division of responsibilities, communication of policies and procedures, and appropriate follow-up by management. Management believes that this system provides reasonable assurance that transactions are executed in accordance with management's authority and that they are properly recorded.

KPMG LLP is the firm of independent auditors retained to express their opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of The Oilgear Company. Their audit procedures include an evaluation and review of the Company's system of internal control to establish the audit scope, tests of selected transactions, and other audit procedures.

The Audit Committee of the Board of Directors meets with the independent auditors and the Company's management to review the scope and findings of the audit, review the Company's system of internal control, and review other accounting and financial matters. The Company will continue to conduct its business affairs in accordance with the highest ethical standards.

David A. Zuege

David A. Zuege, President
and Chief Executive Officer

T. J. Price

Vice President, Chief Financial Officer
and Secretary

Shareholders and the Board of Directors

The Oilgear Company:

We have audited the accompanying consolidated balance sheets of The Oilgear Company and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations and shareholders' equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Oilgear Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP

Milwaukee, Wisconsin

March 5, 2002

Executive Officers

GERHARD W. BAHNER
Vice President – Engineering

DALE C. BOYKE
Vice President – Marketing and Sales

HUBERT BURSCH
Vice President – European Operations

ROBERT D. DRAKE
Vice President – International Operations

THOMAS J. PRICE
Vice President – Chief Financial Officer and Secretary

DAVID A. ZUEGE
President and Chief Executive Officer

Honorary Directors

Roger G. DeLong
Retired

CARL L. GOSEWEHR
Retired Chairman of the Board
The Oilgear Company

OTTO F. KLIEVE
Retired President and Chief Executive Officer
The Oilgear Company

EDWARD NEUWIRTH
Retired

Corporate Information

CORPORATE HEADQUARTERS
The Oilgear Company
2300 South 51st Street
Milwaukee, WI USA 53219
(414) 327-1700

STOCK EXCHANGE LISTING
Nasdaq Stock Market
Symbol: OLGR

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
KPMG LLP
Milwaukee, Wisconsin

LEGAL COUNSEL
Quarles & Brady LLP
Milwaukee, Wisconsin

TRANSFER AGENT & REGISTRAR
Wells Fargo, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075
(800) 468-9716

FORM 10-K REPORT
Single copies of the annual report on Form 10-K as filed with the Securities and Exchange Commission are available to shareholders without charge. To obtain a copy, contact the shareholder services department at the Company address.

SHAREHOLDER/INVESTOR INFORMATION CONTACT
For additional information on the Company, please contact the shareholder services department at the Company address or contact us at http://www.oilgear.com on the Internet.

ANNUAL MEETING
The annual meeting of the shareholders will be held at the offices of the Company at 2300 South 51st Street, Milwaukee, Wisconsin, at 2:00 P.M. on May 14th, 2002.

Oilgear

Board of Directors

DALE C. BOYKE
Vice President – Marketing and Sales
The Oilgear Company

HUBERT BURSCH
Vice President – European Operations
The Oilgear Company

ROBERT D. DRAKE
Vice President – International Operations

MICHAEL JOYCE (3)
President and Chief Operating Officer
Twin Disc, Incorporated
(Manufacturer)

THOMAS L. MISIAK (2, 3)
Retired President
The Falk Corporation, Subsidiary of UTC (United Technology Corporation)
(Manufacturer)
Milwaukee, Wisconsin

FRANK L. SCHMIT (1, 2, 3)
Retired Chairman of the Board and Chief Executive Officer
Water Pollution Control Corp.
(Producer of Wastewater Treatment Equipment)
Milwaukee, Wisconsin

ROGER H. SCHROEDER (1)
Financial Consultant,
Retired Tax Partner
KPMG LLP
(Accounting Firm)

MICHAEL C. SIPEK (1)
President - Field Operations
Rexnord Corporation
(Manufacturer)
Milwaukee, Wisconsin

DAVID A. ZUEGE (2)
President and Chief Executive Officer
The Oilgear Company

(1) Member of Audit Commitee
(2) Member of Executive Commitee
(3) Member of Compensation Commitee

Standing, left to right:
DALE C. BOYKE
HUBERT BURSCH
GERHARD W. BAHNER

Seated, left to right:
ROBERT D. DRAKE
DAVID ZUEGE
THOMAS J. PRICE



Australia
Oilgear Towler Australia Pty. Ltd.

Brazil
Oilgear do Brazil Hydraulica Ltda.

Canada
Oilgear Canada Inc.

France
Oilgear Towler S.A.

Germany
Oilgear Towler GmbH

India
Oilgear Towler Polyhydron Pvt. Ltd.
Towler Enterprise Pvt. Ltd.

Italy
Oilgear Towler S.r.l.

Oilgear

2300 South 51st St.

Milwaukee, WI USA 53219

Japan
Oilgear Towler Japan Company

Korea
Oilgear Towler Korea Ltd.

Mexico
Oilgear Mexicana S.A. de C.V.

Spain
Oilgear Towler S.A.

Taiwan
Oilgear Towler Taiwan Co. Ltd.

United Kingdom
Oilgear Towler Ltd.